UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the period ended June 30, 2019

Commission File No. 024-10782

Tulsa Real Estate Fund, LLC

Georgia

(State or other jurisdiction of incorporation or organization)

Tulsa Real Estate Fund, LLC

3355 Lenox Road NE, #750

Atlanta, GA 30326

1-844-73-TULSA

info@tulsarealestatefund.com

All correspondence:

Jillian Sidoti, Esq.

TROWBRIDGE SIDOTI

38977 Sky Canyon Drive – Suite 101

Murrieta, CA 92563

(323) 799-1342

EMAIL FOR CORRESPONDENCE: jillian@crowdfundinglawyers.net

Item 1.Management’s Discussion and Analysis of Financial Condition and Results of Operations

An investment in our Units involves substantial risks. You should carefully consider the risk factors in addition to the other information contained in our offering circular before purchasing Units. The occurrence of the stated risks might cause you to lose a significant part, or all, of your investment. The risks and uncertainties discussed in the offering circular are not the only ones we face, but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects and financial condition. Some statements in this semiannual report constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from those expressed or implied by these forward-looking statements, and you are cautioned not to place undue reliance on any forward-looking statements included in this semiannual report. Except as otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The following discussion and analysis should be read in conjunction with our financial statements and the notes thereto contained elsewhere in this filing.

Critical Accounting Policies

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies. We have elected to take advantage of this extended transition period, and thus, our financial statements may not be comparable to those of other reporting companies. Accordingly, until the date we are no longer an “emerging growth company” or affirmatively opt out of the exemption, upon the issuance of a new or revised accounting standard that applies to our financial statements and has a different effective date for public and private companies, we will disclose the date on which adoption is required for non-emerging growth companies and the date on which we will adopt the recently issued accounting standard.

Cautionary Statement Regarding Forward-Looking Statements

With the exception of historical matters, the matters discussed herein are forward-looking statements that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements concerning anticipated trends in revenues and net income, projections concerning operations and available cash flow. Our actual results could differ materially from the results discussed in such forward-looking statements. The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto appearing elsewhere herein.

2

Background Overview

Tulsa Real Estate Fund, LLC is an emerging growth company which was formed on July 20, 2016. In June 2018, we commenced operations. To date, we have generated revenues in two ways: from quick turnaround assets and long-term hold investments. This may include property acquisition, development, and lending activities.

We have no plans to change our business activities or to combine with another business, and we are not aware of any events or circumstances that might cause our plans to change. Neither management of the Company, nor the majority Member of the Company, have any plans or arrangements to enter into a change of control, business combination or similar transaction or to change management.

Our post-effective amendment to our Form 1-A was qualified on August 16, 2019. We are offering the Preferred Interests herein on a “best efforts” basis. The Company intends to use proceeds from this Offering to acquire properties in areas or to lend on properties in areas where the Manager believe purchases and lending activities will a.) provide a return on investment and are b.) in line with the Company’s mission of stopping gentrification where such efforts are adverse to the interests of the current community. We expect to use the net proceeds from this Offering to pay for our operating costs as a qualified company, including on-going legal and accounting fees, and to finance costs associated with running a real estate investment firm.

There is an opportunity in the domestic marketplace to create and further, operate a successful real estate investment corporation. The Manager has recognized this opportunity and has decided to create and go forward with the creation of the Company. The Company intends to provide real estate investment opportunities and property management services for investors interested in achieving financial success by taking advantage of the real estate market across the country, but specifically in communities adversely affected by gentrification in the United States. They also recognized the gaps in the real estate business and turned them into opportunities. This strategy may include properties located in what are deemed as Opportunity Zones. An Opportunity Zone is an economically-distressed community where new investments, under certain conditions, may be eligible for preferential tax treatment. Localities qualify as Opportunity Zones if they have been nominated for that designation by the state and that nomination has been certified by the Secretary of the U.S. Treasury via his delegation of authority to the Internal Revenue Service.

The Company looks to serve its investors by working to maximize their income while at the same time controlling expenses. The funds required for organizing the Company and this Offering have been provided by the Manager of the Company.

Results of Operations

For the period ended June 30, 2019

We generated $131,011 in revenue, which consisted of loan origination fees, mortgage interest, rental income and transaction fees. We have purchased several properties as described herein. We have generated expenses of $458,744 for the period ended June 30, 2019.

3

Total expenses

We have generated expenses of $458,744 for the period ended June 30, 2019. Of this, $201,843 is asset management fees due to our Manager for services related to Company and property management.

Assets

As of June 30, 2019, the Company raised approximately $6,761,232 net of refunds from investors. After the post-qualification amendment on August 16, 2019, the Company resumed selling Preferred Interests. The Company had $2,613,869 in cash as of June 30, 2019. Since commencement of raising funds in June of 2018, the Company has purchased multiple properties and has participate in lending activities.

In 2018, the Tulsa Real Estate Fund LLC created and wholly owned TREF Legacy Center, LLC; 1806 Knapp Street LLC; and 1000 Carteret Rd, LLC as special purpose entities to own investment assets for the Company. The results of the Company have been consolidated with the Company in these consolidated financial statements. The states of organization, dates of formation and entity type of the subsidiaries are listed below:

Subsidiary	State of organization	Date of formation	Type of entity
TREF Legacy Center LLC	Georgia	October 4, 2018	Limited liability company
1806 Knapp Street LLC	Louisiana	December 26, 2018	Limited liability company
1000 Carteret Rd, LLC	New Jersey	December 19, 2018	Limited liability company

The Company has not paid any distributions and may not pay distributions for approximately another six months in accordance with its Offering.

The Company’s investments in 2018 are located at 1000 Carteret Road in NJ; 1806 Knapp Street in Louisiana (also referred to as Wasey subdivision); and 3015 Martin Street in GA.

Properties Held for Resale

The investment located at 1000 Carteret Road is held for resale and the Company expects to sell this investment property in 2019. This property is recorded at its acquisition cost of $364,363 as of December 31, 2018. In 2019, an additional $76,238 was invested into the property for renovations and carrying costs. The property is currently listed for sale, with an asking price of $475,000.

4

Projects under development

The investment located at 3015 Martin Street was acquired in October 2018, is currently under development, and is currently intended to become a long-term investment for which the Company will receive rental income. Depending on management’s opinion of the market, the Company may alter its intended holding period. As this property has not been placed in service for its intended use, no depreciation has been recorded as of June 30, 2019. The commercial real estate is comprised of 30,000 square feet of Class A office space on 2.6 acres of land. Management estimates the approximate cost of the renovations to be incurred in 2019 to be $600,000.

	Property investment, cost	Repositioning costs	Depreciation	Total Investments Held for Development
2017	$0	$0	$0	$0
2018	2,118,585	119,683	0	2,232,268
2019	0	119,743	0	119,858
TOTAL	$2,118,585	$239,426	$0	$2,358,011

Sale of Knapp Street

On March 6, 2019, the Company sold Knapp Street (also known as Wasey subdivision in public filings) to an unrelated buyer, Elixir of Life LLC. The Company received a 12 percent promissory note, secured by a mortgage on the property, with $475,000 due in December 2019. The Company received loan fees of $56,600 in the seller-financing transaction. The intention of this investment is to provide the developer with funds for acquisition and renovation costs. The total mortgage note facility provides for additional construction draws up to an amount not to exceed $475,000. The one-year mortgage note provides for interest at the rate of 12% per annum plus transaction fees, points and termination fees aggregating to $111,400.

5

Note Receivables

On April 24, 2019, the Company deployed $183,644.40 in capital for a single-family fix & flip refinance and rehabilitation of a real estate asset in a gentrified area of Nashville, TN. The total mortgage note facility provides for additional construction draws up to an amount not to exceed $206,000. The sponsor of the deal, PB Investments LLC is an experienced minority owned real estate-investment company. The principal of the company is currently receiving mentorship and training from Jay Morrison through the Jay Morrison Academy. The projected revenue is between $33,360 and $45,720 based on a six- or twelve-month exit.

On April 25, 2019, the Company deployed $364,000 in capital for the acquisition & development of a distressed asset in one of the most desirable districts and zip codes of Atlanta, GA known as Buckhead. The sponsor of the deal, Anderson Holiday Holdings LLC is a minority owned real estate- investment company. The principal of the company was a former Wealth Education Advisor of the Jay Morrison Academy and trained through the Jay Morrison Academy. The projected revenue is between $115,920 and $145,039.96 based on a six-or-twelve-month exit.

On April 29, 2019, the Company deployed $20,000 in capital for the rehabilitation of three single family homes in a gentrified area of Cincinnati. The total mortgage note facility provides for additional construction draws up to an amount not to exceed $314,772. As of June 30, 2019, the Company has deployed $91,922. The sponsor of the deal, New Beginnings Investments LLC is a minority owned real estate-investment company. The principal of the company is currently receiving mentorship and training from Jay Morrison through the Jay Morrison Academy. The projected revenue is between $60,381.46 and $84,776.35 based on a six-or-twelve-month exit.

On May 30, 2019, the Company deployed $248,000 in capital for the acquisition & rehabilitation of three distressed buildings on one lot in the seventh ward near the famous French Quarter. The total mortgage note facility provides for additional construction draws up to an amount not to exceed $438,000. The sponsors of the deal, Cultivated Properties LLC is a minority owned Real Estate- Investment Company. The projected revenue is $108,500 assuming a ten-month holding period.

Subsequent Events

Lending on a student housing building in Atlanta, Georgia

On July 15, 2019 Tulsa Real Estate Fund provided a loan for a 28-unit student housing building in Atlanta, Georgia.

Tulsa Real Estate fund deployed $491,631 in capital for the refinance of two (2) student housing properties located within minutes of Clark Atlanta, Spelman College, and Morehouse College. For two (2) years these assets have been managed by Fund Manager Jay Morrison. The co-sponsor is a member of Jay Morrison Academy with years of experience in real estate.

The company has charged an origination fee of $9,122. The Company expects to charge interest of $43,840 and an exit fee of $46,650.

6

Lending on apartment development in Macon, GA

Tulsa Real Estate Fund deployed $550,000 in capital for the acquisition of a 98-unit apartment development with a 98% occupancy rate. The total acquisition cost was $3.85MM. The joint venture partner on the deal is Alchemy Real Estate Investment Group, LLC, an experienced minority owned multi-family investor.

The Company has charged Origination fees: $16,500. The Company has a 40% equity ownership in the property noted above.

Liabilities

We currently have $10,069 due to our Manager for Asset Management Fees and $7,725 in accounts payable.

Liquidity and Capital Resources

As of June 30, 2019, the Company had $2,613,869 in cash and total liabilities of $17,794. The Company hopes to raise a total of $50,000,000 in the Offering. The Company intends to raise up to $50,000,000 and use funds to purchase properties or to lend to real estate developers, To date, and subsequent to the June 30, 2019 financial statements, the Company has purchase and sold properties and has lent money as discussed above with Offering proceeds. Future acquisition will depend highly on our funding, the availability of those funds, the availability of single family, multifamily and commercial properties that meet or investment criteria and the size of such liens to be acquired. The Company currently has no agreements, arrangements or understandings with any person to obtain funds through bank loans, lines of credit or any other sources. Since the Company has no such arrangements or plans currently in effect, its inability to raise funds for the above purposes will have a severe negative impact on its ability to remain a viable company.

Related Party Transactions

As of June 30, 2019, the Manager was owed $10,069 for Asset Management for the Manager’s services related to managing the Company.

7

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Changes In And Disagreements With Accountants On Accounting And Financial Disclosure

None.

Item 2.Other Information

None.

8

Item 3. Financial Statements

Tulsa Real Estate Fund, LLC

F-1

TULSA REAL ESTATE FUND LLC
CONSOLIDATED BALANCE SHEETS
As of June 30, 2019 and December 31, 2018

	2019	2018
ASSETS
Real estate assets, at cost (Note 3)
Escrow deposit	$-	$341,200
Properties held for resale	440,601	364,363
Mortgage Notes Receivable	1,361,766	-
Real estate development	2,358,011	2,238,268
Total real estate assets	4,160,378	2,943,831

Due from Manager (Note 4)	-	103,842
Cash and cash equivalents	2,613,869	3,767,251
Mortgage interest receivable	-	449
Class A Membership subscriptions receivable (Note 7)	4,829	113,161
Total assets	$6,779,076	$6,928,534

LIABILITIES AND MEMBERS’ CAPITAL
Liabilities:
Current liabilities:
Due to Manager (Note 4)	$10,069	$-
Accounts payable	7,725	17,630
Total liabilities	17,794	17,630

Members’ capital:
Class A Membership Interests, net of refunds (see Note 7) (1,000,000 units authorized, 145,069 units outstanding)	6,761,232	6,910,854
Class B Membership Interests, net (1 unit authorized and outstanding)	50	50
Total members’ capital	6,761,282	6,910,904

Total liabilities and members’ capital	$6,779,076	$6,928,534

See accompanying Notes to the Consolidated Financial Statements

F-2

TULSA REAL ESTATE FUND LLC
CONSOLIDATED STATEMENTS OF OPERATIONS
For the six months ended June 30, 2019 and the year December 31, 2018

	2019	2018
Income from real estate assets:
Loan Origination Fees	$53,132	$-
Mortgage Interest Income	27,879	449
Rental Income	3,000	-
Transaction Fee	47,000	-
	$131,011	$449

Operating expenses:
Marketing, general and administrative	256,901	16,007
Management fee (Note 9)	201,843	182,935
Total operating expenses	458,744	198,942

Operating loss	(327,733)	(198,492)

Other income/(expense):
Interest and dividend income from bank	29,863	14,221

Loss before benefit from income taxes	(297,870)	(184,272)

Benefit for income taxes	0	0

Net Loss	$(297,870)	$(184,272)

See accompanying Notes to the Consolidated Financial Statements

F-3

TULSA REAL ESTATE FUND LLC
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ CAPITAL
For the six months ended June 30, 2019 and the year December 31, 2018

	Class A Membership	Class B Membership	Total Members’
	Value ($)	Value ($)	Capital/(Deficit)
Balance as of January 1, 2018	0	0	0
Membership issuances	7,493,660	50	7,493,710
Membership refunds	(950)		(950)
Costs of membership offering	(397,584)		(397,582)
Net Loss	(184,272)		(184,272)
Balance as of December 31, 2018	$6,910,854	$50	$6,910,904

Membership issuances	202,035
Membership refunds	(1,424)
Costs of membership offering	(52,363)
Net Loss	(297,870)

Balance as of June 30, 2019	$6,761,232	$50	$6,761,282

See accompanying Notes to the Consolidated Financial Statements

F-4

TULSA REAL ESTATE FUND LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the six months ended June 30, 2019 and the year December 31, 2018

	2019	2018
Cash flows from operating activities
Net loss	$(297,870)	$(184,272)
Adjustments to reconcile net loss to net cash used in operating activities: Changes in operating assets and liabilities:
(Increase)/decrease in prepayment of management fees to related party	73,282	(216,085)
(Increase)/decrease in subscription receivable	108,332	-
(Increase)/decrease in mortgage interest receivable	449	(449)
Increase/(decrease) in accounts payable	(9,905)	17,630
Net cash used in operating activities	172,158	(383,176)

Cash flows from investing activities
Property acquisition costs/ mortgage note receivable	-	(2,482,947)
Mortgage Note Receivables	(1,361,766)	-
Costs of developing properties	(195,981)	(119,683)
Cash held in escrow for investment	341,200	(341,200)
Net cash used in investing activities	(1,216,547)	(2,943,830)

Cash flows from financing activities
Costs paid by related party on behalf of Company	40,629	112,243
Net proceeds from the issuance of membership interests	200,611	7,379,598
Payments for cost of membership offering	(52,363)	(397,584)
Net cash provided by financing activities	188,877	7,094,257

Net change in cash and cash equivalents	(1,153,382)	3,767,251

Cash and cash equivalents at beginning of period	3,767,251	-
Cash and cash equivalents at end of period	$2,613,869	$3,767,251

Supplemental disclosure of cash flow information
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

See accompanying Notes to the Consolidated Financial Statements

F-5

TULSA REAL ESTATE FUND LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019 and December 31, 2018 for the periods then ended

NOTE 1 - NATURE OF OPERATIONS

Tulsa Real Estate Fund LLC, a limited liability company formed under the laws of Georgia (the “Company”) and subsidiaries, is an early-stage real estate investment and development company. The Company was formed in July 2016 but had very limited commercial activity until its Regulation A offering was qualified by the US Securities and Exchange Commission in 2018.

In 2018, the Tulsa Real Estate Fund LLC created and wholly-owned TREF Legacy Center, LLC; 1806 Knapp Street LLC; and 1000 Carteret Rd, LLC as special purpose entities to own investment assets for the Company. The Company sold 1806 Knapp Street LLC on March 6, 2019 – see note 3. The results of the Company have been consolidated with the Company in these consolidated financial statements. The states of organization, dates of formation and entity type of the subsidiaries is listed below:

Subsidiary	State of organization	Date of formation	Type of entity
TREF Legacy Center LLC	Georgia	October 4, 2018	Limited liability company
1806 Knapp Street LLC	Louisiana	December 26, 2018	Limited liability company
1000 Carteret Rd, LLC	New Jersey	December 19, 2018	Limited liability company

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”). The Company adopted the calendar year as its basis for reporting for the consolidated financial statements.

Principles of Consolidation

Our consolidated financial statements include our accounts and the accounts of other subsidiaries over which we have control. All intercompany transactions, balances, and profits have been eliminated in consolidation. As described in Note 1, the Company presents its financial results for the period ended June 30, 2019 consolidated with its three subsidiaries.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term. All amounts are rounded to the nearest whole dollar upon presentation so certain sums or differences may reflect a rounding difference in some instances.

F-6

TULSA REAL ESTATE FUND LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019 and December 31, 2018 for the periods then ended

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of June 30, 2019, and December 31, 2018, the Company had $2,613,869 and $3,767,251, respectively, cash on hand.

Mortgage Notes Receivable and Credit Policy

The Company intends on investing in mortgage notes receivable from developers and other real estate investors. Each mortgage note receivable will not exceed seventy percent (70%) of the fair value of the real estate which is to be pledged as collateral. The Company, by policy, routinely assesses the financial strength of the mortgagor and believes that its credit risk is limited.

Investments in Real Property, Mortgages and Equipment and Depreciation

Upon acquisition of real estate, the Manager determines the best use of the real estate assets either has held for sale, development and leasing, entering joint ventures, or seller-financing sales. Real estate assets are carried at cost plus capitalized carrying charges. Carrying charges are primarily interest, if any, and real estate taxes which are capitalized as part of properties under development. Expenditures directly related to the development and improvement of real estate assets are capitalized at cost as land and buildings and improvements. We begin capitalizing development, construction, and carrying costs when the development of the future real estate asset is probable and activities necessary to prepare the underlying real estate for its intended use have been initiated. All construction and certain carrying costs are capitalized and reported in the balance sheet as properties under development until the apartment homes are substantially completed. As real estate properties under development properties are completed, the total capitalized development cost of each apartment home is transferred from properties under development including land to buildings and improvements.

Properties Held for Sale

In the view of the Manager, some real estate investments are most beneficial to the Company as a “fix-n-flip” where the Company adds value to the property before its resale. Properties where management has made this determination, the properties are recorded at cost on the consolidated balance sheet. Because these properties are held for sale, no depreciation is recorded.

Projects under Development

When a real estate property is to be developed and operated by the Company, the fair value of tangible and intangible assets, which includes land, buildings (as-if-vacant), furniture and fixtures, the value of in-place leases, including above and below market leases, and acquired liabilities (if any). In estimating these values, we apply methods similar to those used by independent appraisers of income-producing property. Estimates of fair value of acquired debt are based upon interest rates available for the issuance of debt with similar terms and remaining maturities. Depreciation is computed on a straight-line basis over the remaining useful lives of the related tangible assets.

F-7

TULSA REAL ESTATE FUND LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019 and December 31, 2018 for the periods then ended

Buildings and improvements are depreciated over 5-35 years. Furniture, fixtures, equipment and other assets are depreciated over 3-20 years. Other intangible assets are amortized over their estimated useful life.

As of June 30, 2019, the Company’s development project has not yet been completed so no depreciation has been recorded. Costs associated with the development of the project are capitalized to the cost basis of the property.

Seller-financed Mortgage Lending

The Company may also offer mortgage lending on its real estate investments to third-parties and earn interest and loan origination fees. Because these properties are conveyed to third-parties in exchange for a promissory note, a mortgage receivable asset would be recorded on the consolidated balance sheets.

Asset Impairment

Long-lived assets are reviewed for impairment annually or whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Impairment may exist if estimated future undiscounted cash flows associated with long-lived assets are not sufficient to recover the carrying value of such assets or if it is determined there is an other-than-temporary decline in an assets value below its carrying value. We consider projected future undiscounted cash flows, trends, strategic decisions regarding future development plans, and other factors in our assessment of whether impairment conditions exist. As our projections of future cash flows are estimates, different assumptions regarding a number of factors, including market rents, economic conditions, and occupancies, could significantly affect these estimates. In estimating fair value, management uses appraisals, management estimates, and discounted cash flow calculations which utilize inputs from a marketplace participant’s perspective. When impairment exists, the long-lived asset is adjusted to its fair value. We did not record any impairment charges for the periods ended June 30, 2019 and December 31, 2018.

Fair Value Measurement

For financial assets and liabilities recorded at fair value on a recurring or non-recurring basis, fair value is the price we would receive to sell an asset, or pay to transfer a liability, in an orderly transaction with a market participant at the measurement date. In the absence of such data, fair value is estimated using internal information consistent with what market participants would use in a hypothetical transaction.

In determining fair value, observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions; preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

•	Level 1: Quoted prices for identical instruments in active markets.

•

Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

•	Level 3: Significant inputs to the valuation model are unobservable.

F-8

TULSA REAL ESTATE FUND LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019 and December 31, 2018 for the periods then ended

Recurring Fair Value Measurements. The following describes the valuation methodologies we use to measure different financial instruments at fair value on a recurring basis:

Financial Instrument Fair Value Disclosures. As of June 30, 2019, and December 31, 2018, the carrying values of cash and cash equivalents, mortgage interest receivable, and accounts payable represent fair value because of the short-term nature of these instruments. The carrying value of subscriptions receivable approximates its fair value based on the nature of our assessment of the ability to collect these amounts from escrow. The carrying value of our escrow deposit approximates its fair value.

Per Unit Data

Basic earnings per unit are computed using net income or loss attributable to each class of the Company’s unitholders and the weighted average number of units outstanding. Diluted earnings per unit reflect units issuable from the assumed conversion of unit options and unit awards granted and other instruments convertible into common units. Only those items having a dilutive impact on our basic earnings per share are included in diluted earnings per share. As of June 30, 2019 and December 31, 2018, there were no instruments outstanding that have a dilutive impact on the number of Class A or Class B units outstanding.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the consolidated financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

For current period, the Company is taxed as partnership for US federal income tax purposes. Additionally, the Company’s subsidiaries, as single-member limited liability companies, are treated as disregarded as separate from the Company for US federal income tax purposes. Accordingly, all consolidated items of income, deductions, gains or losses and credits are allocated to member’s in accordance with the operating agreement and subchapter K of the Internal Revenue Code. Since the Company is not liable for tax itself, no material federal tax provision has been recorded.

The Company has filed or will file all of its federal and state income tax return since inception. The positions shown on those tax returns are open for examination for a period of three years. Currently, the Company is not under examination by any taxing jurisdiction and has not been assessed any interest or penalties related to income tax matters. The Company routinely evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of June 30, 2019, the unrecognized tax benefits accrual was zero.

F-9

TULSA REAL ESTATE FUND LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019 and December 31, 2018 for the periods then ended

Revenue Recognition

For the period ended June 30,2019 and December 31,2018, the Company recorded $131,011 and $449 of revenue consisting of origination fees, rental income, transaction fees and interest income earned on real estate assets. All income is recognized by the Company on a straight-line basis. On January 1, 2018, we adopted ASU 2014-09 and all related amendments in accordance with ASU 2014-09 and elected to apply the new revenue standard prospectively as 2018 was the first year the Company commenced commercial operations.

Our presentation of revenue within our consolidated statements of operations is separated into its component parts by the nature and timing of the revenue streams. The Company’s revenue relating to its real estate investment activities are accrued as earned. For the period ended June 30, 2019 and December 31, 2018, the Company recorded $131,011 and $449 of revenue, respectively, from real estate investment activities as follows:

•	Mortgage interest income – The Company records interest income from mortgage lending on a straight-line, daily basis.

•	Loan origination fee – The Company charges an upfront one-time fee.

•	Rental income – The Company records rental income from rent collected at 3015 RN Martin St.

•	Transaction/management fee – The Company charges an upfront one-time fee.

The Company anticipates earning revenue from various other real estate activities including property sales, property leasing, and other fees for services.

Marketing and Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

The Manager has borne the organizational costs, including accounting fees, legal fee, and costs of incorporation. See Note 4 for additional information.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America in the name of the Manager, which it believes to be credit worthy. The Federal Deposit Insurance Corporation (“FDIC”) insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of June 30, 2019 and December 31, 2018, the Company maintained bank account balances in excess of the FDIC insurance limit of $2,210,597 and $3,446,856, respectively.

Concentration of Geographical Risk

Due to its ownership and development of the TREF Legacy Center at 3015 Martin Street, Atlanta, the Company is subject to risk factors relating to the Atlanta, Georgia geography. The assets located in this geography represent 35 percent of the Company’s assets as of June 30, 2019. Despite this geographical concentration, the Company believes the assets located there do not require impairment due to this risk.

F-10

TULSA REAL ESTATE FUND LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019 and December 31, 2018 for the periods then ended

Securities Offering Costs

The Company has incurred costs associated with its securities offering exempt from registration under Regulation A and the Company accounts for these costs under ASC 505-10-45-2. These costs include transaction costs such as escrow fees, diligence fees and transactional fees, in addition to overall offering costs such as legal expenses associated with the offering. Such costs have been charged to Class A members’ capital as they are directly attributable to the offering of Class A units. As of June 30, 2019, the Company’s Class A members’ capital has been charged $449,945 of offering costs.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We have adopted this new accounting standard as of January 1, 2018.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as “lessees”, to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our consolidated financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our consolidated balance sheet.

NOTE 3 – REAL ESTATE ASSETS / INVESTMENTS

As a real estate investment and development company, the Company had acquired the fee simple of two and zero projects as of June 30, 2019 and December 31, 2018, respectively. The Company records these investments at cost and classifies such costs as real estate investment assets.

The Company’s investments in 2019 are located at 1000 Carteret Road, Bridgewater, NJ and 3015 Martin Street, Atlanta, GA.

F-11

TULSA REAL ESTATE FUND LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019 and December 31, 2018 for the periods then ended

Properties held for resale

The investment located at 1000 Carteret Road is held for resale and the Company expects to sell this investment property in 2019. This property is recorded at its acquisition cost of $364,363 as of December 31, 2018. In 2019, an additional $76,238 was invested into the property for renovations and carrying costs. The property is currently listed for sale, with an asking price of $475,000.

Projects under development

The investment located at 3015 Martin Street was acquired in October 2018, is currently under development, and is currently intended to become a long-term investment for which the Company will receive rental income. Depending on management’s opinion of the market, the Company may alter its intended holding period. As this property has not been placed in service for its intended use, no depreciation has been recorded as of June 30, 2019. The commercial real estate is comprised of 30,000 square feet of Class A office space on 2.6 acres of land. Management estimates the approximate cost of the renovations to be incurred in 2019 to be $600,000.

	Property investment, cost	Repositioning costs	Depreciation	Total Investments Held for Development
2017	$0	$0	$0	$0
2018	2,118,585	119,683	0	2,232,268
2019	0	119,743	0	119,858
TOTAL	$2,118,585	$239,426	$0	$2,358,011

Sale of Knapp Street

On March 6, 2019, the Company sold Knapp Street (also known as Wasey subdivision in public filings) to an unrelated buyer, Elixir of Life LLC. The Company received a 12 percent promissory note, secured by a mortgage on the property, with $475,000 due in December 2019. The Company received loan fees of $56,600 in the seller-financing transaction. The intention of this investment is to provide the developer with funds for acquisition and renovation costs. The total mortgage note facility provides for additional construction draws up to an amount not to exceed $475,000. The one-year mortgage note provides for interest at the rate of 12% per annum plus transaction fees, points and termination fees aggregating to $111,400.

F-12

TULSA REAL ESTATE FUND LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019 and December 31, 2018 for the periods then ended

Note Receivables

On April 24, 2019, the Company deployed $183,644.40 in capital for a single-family fix & flip refinance and rehabilitation of a real estate asset in a gentrified area of Nashville, TN. The total mortgage note facility provides for additional construction draws up to an amount not to exceed $206,000. The sponsor of the deal, PB Investments LLC is an experienced minority owned real estate-investment company.  The principal of the company is currently receiving mentorship and training from Jay Morrison through the Jay Morrison Academy. The projected revenue is between $33,360 and $45,720 based on a six- or twelve-month exit.

On April 25, 2019, the Company deployed $364,000 in capital for the acquisition & development of a distressed asset in one of the most desirable districts and zip codes of Atlanta, GA known as Buckhead. The sponsor of the deal, Anderson Holiday Holdings LLC is a minority owned real estate-investment company. The principal of the company was a former Wealth Education Advisor of the Jay Morrison Academy and trained through the Jay Morrison Academy. The projected revenue is between $115,920 and $145,039.96 based on a six-or-twelve-month exit.

On April 29, 2019, the Company deployed $20,000 in capital for the rehabilitation of three single family homes in a gentrified area of Cincinnati. The total mortgage note facility provides for additional construction draws up to an amount not to exceed $314,772. As of June 30, 2019, the Company has deployed $91,922. The sponsor of the deal, New Beginnings Investments LLC is a minority owned real estate-investment company.  The principal of the company is currently receiving mentorship and training from Jay Morrison through the Jay Morrison Academy. The projected revenue is between $60,381.46 and $84,776.35 based on a six-or-twelve-month exit.

On May 30, 2019, the Company deployed $248,000 in capital for the acquisition & rehabilitation of three distressed buildings on one lot in the seventh ward near the famous French Quarter. The total mortgage note facility provides for additional construction draws up to an amount not to exceed $438,000. The sponsors of the deal, Cultivated Properties LLC is a minority owned Real Estate-Investment Company. The projected revenue is $108,500 assuming a ten-month holding period.

NOTE 4 – DUE FROM MANAGER

As discussed more fully in the Company’s operating agreement, the Company has appointed Tulsa Founders LLC as the sole manager of the Company. As disclosed in the Offering Circular dated May 25, 2018, management fees and other reimbursable expenses are accrued by the Company and payable to the Manager. During 2018, the Company paid the Manager amounts that exceed the accrued management fee per the payment schedule provided for in the Company’s LLC operating agreement. As of June 30, 2019, the net payable from the Company to the Manager is $10,069. Amounts due to or due from the Company and the Manager are netted together and classified as a current asset or current liability depending on the amount.

Due to/(Due from) the Company
	Jun 30, 2019	Dec 31, 2018	2017
Company expenses paid for by the Manager	$(40,629)	$(112,243)	$0
Company reimbursement for expenses paid by management	128,561	0	0
Management Fees paid in excess of accrued management fee expense	0	216,085	0
Management Fees accrued	(201,843)	0	0
Total Due to/(from) Company	$(10,069)	$103,842	$0

F-13

TULSA REAL ESTATE FUND LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019 and December 31, 2018 for the periods then ended

Although the Manager may charge up to 10 percent per annum on amounts the Company owes the Manager, the Manager has opted not to charge interest at this time.

Prior to raising capital, the Manager paid 100 percent of the organizational, legal fees and registration costs of the Company in an amount approximating $125,000.

NOTE 5 – INCOME TAX PROVISION

As an entity treated as a partnership for US federal income tax purposes, all items of income, deduction, gain, loss and credit flows through the Company and is taxable to the members of the Company. No material state income tax provision exists for the Company.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company received a civil subpoena from the Securities and Exchange Commission, seeking documents and other information concerning the Company. The Company has engaged counsel to respond to the subpoena and intends to cooperate with the investigation.

NOTE 7 – MEMBERS’ CAPITAL

Class A and Class B Membership Interests

The Company has two classes of membership interests. Class A membership interests have been issued in the Regulation A offering and are considered limited but preferred interests. There are 1,000,000 Class A units authorized and 148,892 units outstanding. Class A members have very limited voting rights except as provided for in the Company’s operating agreement. The voting preferences of the Class A member relate primarily to major decisions of the Company. Class A members receive an annualized, preferred, cumulative, non-compounding return of 8 percent per annum. After the Company has distributed cash equal to the preferred return to Class A members, Class A and Class B members divide the remaining distributable cash evenly.

Class B membership interests are reserved for the Manager, have full management authority, and receive an even share of distributable cash with Class A members once the preferred return has been distributed. There is a single Class B unit authorized and outstanding. Class B units are irrevocably held by the Manager even if the current manager is removed from management under the terms of the operating agreement.

F-14

TULSA REAL ESTATE FUND LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019 and December 31, 2018 for the periods then ended

Class A unitholders may request a withdrawal or redemption from their membership in the Company subject to Company approval, after a period of 12 months of investment in the Company and only to the extent of five percent of the invested capital of the Company. If a member does not contribute all or any portion of the capital contribution they had committed to, the Company may sell additional interests in the Company to existing members on a right of first refusal basis at a rate of 1.5 times the value of the original investment. If the existing members of the Company do not elect to participate in the purchase of additional interests, the Company may sell the interests to a third party at a rate of 1.5 times the value of the original investment.

As members of a limited liability company, the members’ liability for Company debts and obligations is limited to the amount of their investment.

Class A Membership Interest Issuances

As part of its securities offering under Regulation A, the Company has raised funds from over 9,000 investors as of June 30, 2019 by issuing over 148,892 units for $50 each. Additionally, investors pay $25.50 per investment instance (regardless of how many units) as transaction costs and escrow fees. Amounts the investors pay as transaction costs and escrow fees are included in the gross amount of capital received.

Accordingly, the Company has raised $7,695,595 in this issuance through June 30, 2019. The Company has $4,829 of funds receivable from the escrow vendor as funds that have been subscribed to, but not yet received by the Company. Additionally, the Company has incurred a total of $449,945 in costs associated with the fund raising. These costs, 100 percent of which have been paid to independent third parties, relate to administrative costs to process the funds raised in the offering, legal costs and other costs concerning the issuance of capital. These costs are charged against capital as Class A members’ capital.

NOTE 8 – RELATED PARTY TRANSACTIONS

As described above in Note 4, the Company has received advances from the Manager for certain expenses and has paid management fees in full. Due to these transactions, certain amounts may be owed between the Company and the Manager from time to time. Because this is a related party transaction, no guarantee can be made that the terms of the arrangement is at arm’s length.

NOTE 9 – MANAGEMENT FEE EXPENSES

The manager charges the Company a 5.5 percent annualized asset management fee calculated as 5.5 percent annualized of the total capital contributions as adjusted from time to time for capital withdrawals, distributions, additional contributions, allocations and other capital account adjustments. The Company records this management fee in an annualized manner, ratably recording this management expense over the course of 12 months. However, the operating agreement provides for the payment of the management fee immediately upon receiving subscription proceeds. As discussed in Note 4, this gives rise to a difference as to when the management fee is accrued and when the funds are paid the manager. For the period ended June 30, 2019 and December 31, 2018, the total amount of management fees incurred was $201,843 and $182,93, respectively. As of June 30, 2019 and December 31, 2018, the total amount of management fee paid was $0 and $399,020, respectively.

While not classified as a management fee, the Manager is entitled to a carried interest in one-half of the distributable cash once the preferred return has been distributed by virtue of holding all of the Class B Membership Interests. To date, no carried interest was earned or paid to the manager under this carried interest provision.

TULSA REAL ESTATE FUND LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019 and December 31, 2018 for the periods then ended

NOTE 10 – SUBSEQUENT EVENTS

Lending on apartment development in Macon, GA

On July 3, 2019, Tulsa Real Estate Fund deployed $550,000 in capital for the acquisition of a 98-unit apartment development with a 98% occupancy rate. The total acquisition cost was $3.85MM. The joint venture partner on the deal is Alchemy Real Estate Investment Group, LLC, an experienced minority owned multi-family investor.

The Company has charged Origination fees: $16,500. The Company has a 40% equity ownership in the property noted above.

Lending on a Student Housing Building in Atlanta, Georgia

On July 15, 2019, Tulsa Real Estate Fund provided a loan for a 28-unit student housing building located in Atlanta, Georgia. The Company deployed $491,631 in capital for the refinance of two (2) student housing properties located within minutes of Clark Atlanta, Spelman College, and Morehouse College. The Company is expected to deploy an additional $56,369 in capital for renovations. For two (2) years these assets have been managed by Fund Manager Jay Morrison. The co-sponsor is a member of Jay Morrison Academy with years of experience in real estate.

The company has charged an origination fee of $9,122. The Company expects to charge interest of $43,840 and an exit fee of $46,650.

F-15

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Atlanta, State of Georgia, on September 30, 2019.

Tulsa Real Estate Fund, LLC

By:	/s/ Jay Morrison
Jay Morrison
Manager of Tulsa Founders, LLC
Manager

9